EXHIBIT NO. 23.2

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 29, 2007 (except for notes 13 and 21 which are as of June 15, 2007) relating to the consolidated financial statements of Zi Corporation (which audit report expresses an unqualified opinion on the financial statements and includes a separate paragraph on our consideration of internal control over financial reporting and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to substantial doubt on the Company's ability to continue as a going concern), appearing in the Annual Report on Form 20-F of Zi Corporation for the year ended December 31, 2006.

Independent Registered Chartered Accountants
Calgary, Canada

January 25, 2008